UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kensington Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 13th Avenue
(No. and Street)

Brooklyn	NY	11219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Z Fischer — 561-483-6335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neil D Rischall. CPA
(Name – *if individual, state last, first, middle name*)

146 Spencer St ste 4014	Brooklyn	NY	11205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Stuart Simon_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Kensington Capital Corp._____ , as
of _____December 31,_____ , 20__15__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

_____
Known personally to me   Signature
                              CCO
_____
                              Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENSINGTON CAPITAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

Neil D. Rischall CPA

Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
KENSINGTON CAPITAL CORP.
Brooklyn, New York

I have audited the accompanying statement of financial condition of KENSINGTON CAPITAL CORP., a New York corporation as of December 31, 2015 and the related statements of income, retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KENSINGTON CAPITAL CORP., as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 20, 2016

KENSINGTON CAPITAL CORP.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	81,839
Due from Broker		176,263
Money Market Account		4,344
Prepaid expenses & Other Receivables		34,773
Securities - Long (Market Value)		63,744
Furniture, Fixtures and Equipment, at cost, less accumulated depreciation of $ 912		2,057
TOTAL ASSETS	$	363,020

LIABILITIES AND STOCKHOLDERS EQUITY

Accrued expenses and Payroll Taxes	$	31,235
Accrued Salaries		30,357
Total Liabilities		61,592
Stockholders' Equity		
Common Stock - no par value; authorized, issued and outstanding, 200 shares		40,000
Additional Paid-in Capital		271,738
Retained Earnings		(10,310)
Total Stockholder's Equity		301,428
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	363,020

KENSINGTON CAPITAL CORP.
Statements of Income (Loss)
For the Year Ended December 31, 2015

INCOME		
Commission Revenue	$	442,540
Loss on Securities Trading (Note 9)		(36,386)
Interest and Dividend Income		393,282
Other Income		19,339
Total Income		818,774
OPERATING EXPENSES		
Salaries - Other		190,345
Salaries - Officers		159,800
Payroll Tax & Preparation		31,103
Health Insurance and other Benefits		40,284
Clearing and Correspondant Costs		92,631
Advertising and Promotions		123,087
Auto Expense		27,337
Legal & Professional Fees		24,596
Rent		30,300
Office		27,604
Telephone		12,498
Depreciation		516
Donations		18,053
Utilities		9,263
Regulatory Fees		7,334
Travel and Entertainment		15,240
Corp Taxes		2,033
Other Expenses		14,161
Total Operating Expenses		826,184
Operating Income		(7,410)
Provision for Income Taxes		-
Net Income	$	(7,410)

KENSINGTON CAPITAL CORP.
Statements of Changes in Stockholders Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of Year	$ 40,000	271,738	(2,900)	308,838
Net Income			(7,410)	(7,410)
End of Year	$ 40,000	271,738	(10,310)	301,428


KENSINGTON CAPITAL CORP.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2015


Cash flows from operating activities

Net Income (Loss)	$	(7,410)

Adjustments to reconcile net income to net cash
provided by operating activities

Depreciation	516
Changes in assets and liabilities:	
(Increase) decrease in:	
Securities	36,117
Due to/from Broker	9,018
Prepaid Expenses	463
Increase(decrease) in:	
Accrued Expenses & Payroll Taxes	8,936
Accrued Salaries	(19,074)
Total adjustments	35,976

Cash flows from financing activities	
Purchase of Fixed Assets	0
Money Market	-
Net cash used by financing activities	-

Net decrease in cash and equivalents	28,566

Cash and equivalents, beginning	53,273

Cash and equivalents, ending	$	81,839


See Accountants' Report and Notes to Financial Statements


KENSINGTON CAPITAL CORP.

For the Year Ended December 31, 2015

Computation of Net Capital Under Rule 15c3-1
of the Securities and exchange Commission

Computation of Net Capital Members' Equity	$	301,428
Deductions – Non – Allowable Assets		(36,830)
Deductions – Other Charges		(159)
Haircuts on Securities		(10,603)
Net Capital, as defined		253,837
Minimum net capital required		100,000
Net Capital in excess of minimum requirement	$	153,837
Excess net capital at 1000%	$	132,517

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$	61,592

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total Aggregate indebtedness}}{\text{Net Capital}} \quad \frac{\$ \quad 61,592}{\$ \quad 253,837} = 24.26\%$$

The ration of aggregate indebtedness to net capital is .2426 to 1
To 1 compared to the maximum allowable ration of 15 to 1.

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions
of Section (k) (2) (ii).

KENSINGTON CAPITAL CORP.

For the Year Ended December 31, 2015

Information Relating to the Posession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$	253,837
Net Capital, as computed	$	253,837
Aggregate indebtedness, per focus report	$	61,592
Aggregate indebtedness, as computed	$	61,592

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

KENSINGTON CAPITAL CORP. (the Company) was organized and commenced operations in June 1982. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by a clearing broker, on a fully disclosed basis. For financial statement and income tax purposes the Company records income and expenses using the accrual basis of accounting.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method (half-year convention) or modified accelerated cost recovery method over the estimated useful lives. The estimated useful lives of property and equipment are from 3 to 5 years. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation:

Depreciation is computed for both financial reporting purposes and federal income tax purposes using the straight-line method or modified accelerated cost recovery method. The effect of this departure from a generally accepted depreciation method has been determined to have no material effect on the financial statements.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $ 123,087 for the year ended December 31, 2015.

Provision for Bad Debts

The Company uses the direct write off method for reporting its bad debts. There were no bad debts for the current year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the federal depository insurance limits.

NOTE 2 – Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2015 the carrying amounts reported in the balance sheet for cash, property and equipment and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 3- DUE FROM BROKER

The Company's securities transactions are cleared through FirstSouthwest Company (now known as Hilltop Securities), and all the Company's trading accounts and customer's accounts are carried by Southwest Securities. Southwest Securities remits to the Company all profit on the Company's trading accounts and all commissions due net of clearance charges, trading errors and miscellaneous related charges, at the end of the month.

NOTE 4 - SECURITIES

Securities consist of marketable equity securities at quoted market values.

NOTE 5 - SECURITIES SOLD - NOT YET PURCHASED

Securities Sold-Not Yet Purchased consist of marketable equity securities at quoted market values. The Company is not holding any of these positions.

NOTE 6 – PROPERTY AND EQUIPMENT

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Furniture and equipment	5 to 7	$1,370
Computers	5	1,599
		2969
Less: accumulated depreciation		(912)
		$2,057

Depreciation expense for the year ended December 31, 2015 was $ 516. The Company uses the straight line method of depreciation.

NOTE 7 - PROFIT ON TRADING

This amount includes unrealized gains (losses) on securities, as follows:

Securities	63,744
Securities Sold Not Yet Purchased (Short Sales)	0

NOTE 8 - INCOME TAXES

The Company has elected, by unanimous consent of its shareholders to be taxed under the provisions of sub-Chapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual income taxes on their respective share of the Company's taxable income.

NOTE 9 - INTERNAL CONTROL

No material inadequacies were found to exist.

NOTE 10 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015 the Company had net capital of $253,837 which was $153,837 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .2426 to 1.

\

See Accountants' Report.

NOTE 10 (continued)

The Company is also subject to the Regulation 1.17 under the Commodity Futures Trading Commission (CFTC) which requires that the Company maintain a minimum net capital, as defined, in the amount of $100,000.

At December 31, 2015, the Company's net capital was $153,837 in excess of the CFTC's minimum requirement.

NOTE 11- OFFICERS LOANS

As of December 31, 2015 there are non interesting bearing loans from officers in the amount of $21,836. There is no time designated for these to be paid back.

NOTE 12 - DISTRIBUTIONS TO SHAREHOLDERS

In accordance with the loan agreements and shareholders' employment agreement, the shareholders are entitled to receive corporation distributions or shareholder/officer bonuses equal to the additional individual income taxes incurred for their proportionate share of the Company's taxable income.

During the twelve (12) months ended December 31, 2015 the Company made no distributions to its shareholders from retained earnings.

NOTE 13 – RELATED PARTY TRANSACTIONS

In 2015, First Southwest Company and its related entities also became subsidiaries of Hilltop Securities Holdings LLC. FINRA approval for this merger was granted on October 22, 2015. There was no disruption of service to Kensington Capital Corp. or any of the firm's customers.

See Accountants' Report.

KENSINGTON CAPITAL CORP.

KENSINGTON CAPITAL CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
DECEMBER 31, 2015

There were no material differences between audited and unaudited focus reports.

KENSINGTON CAPITAL CORP.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

Kensington Capital Corp is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) of Rule 15c3-3 as all transactions are cleared through First Southwest Securities, Inc. on a fully disclosed basis:

Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange commission Rule 17a-5
and Commodity Futures Trading Commission Regulation 1.16

To the Stockholders   February 20, 2016
KENSINGTON CAPITAL CORP.
Brooklyn, New York

In planning and performing my audit of the statement of financial condition of Kensington Capital Corp. as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

I have examined the accompanying financial statements of Kensington Capital Corp. for the year ended December 31, 2015, and have issued my report thereon dated February 23, 2015. As part of my examination, I made a study and evaluation of the Companies system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Ave Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email

To the Stockholders
KENSINGTON CAPITAL CORP.

I also made a study of the practices and procedures followed by the Company under Rule 1 7a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of KENSINGTON CAPITAL CORP. taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Ave Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email cpa@post.com

To the Stockholders
KENSINGTON CAPITAL CORP.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and regulation 1.16 under the Commodity Exchange Act and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2015 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.



NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 20, 2016

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

February 23, 2016

To the Stockholders
Kensington Capital Corp.
4910 13 Avenue
Brooklyn, N.Y. 11219

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report — Part !IA, Exemptive Provision under Rule 15c3-3" in which (1) Kensington Capital Corp identified the following provisions of 17 C.F.R. 15c3-3(k) under which Kensington Capital Corp claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Kensington Capital Corp stated that Kensington Capital Corp met the identified exemption provisions throughout the most recent fiscal year without exception. Kensington Capital Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kensington Capital Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Neil D. Rischall,
Certified Public Accountant
Brooklyn, New York
February 23, 2016

Kensington Capital Corp
4910 13th Avenue
Brooklyn, NY 11219

February 10, 2016

Neil D Rischall CPA
146 Spencer Street
Suite 4014
Brooklyn, NY 11205

<u>Exemption Report</u>
RE: Kensington Capital Corp. year end 2015 Certified Audit

Kensington Capital Corp. is operating under the k2-li exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm is an introducing broker and has a clearing arrangement with First Southwest Company.

All checks received are made payable to the clearing firm and immediately deposited into the special account for the exclusive benefit of customers, and no securities are held by the broker dealer. The broker dealer does not take custody of customer's securities or hold any customer funds, therefore qualifies for the exemption under the rule, To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _____
Stuart Simon
CCO

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

February 20, 2016

To the Stockholders
Kensington Capital Corp.
4910 13 Avenue
Brooklyn, N.Y. 11219

Gentlemen:

I have examined the accompanying Financial Statements (Focus Report) (Form X-17A-5) of Kensington Capital Corp. as of December 31, 2015

In connection therewith, I have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, and I have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In my opinion, the accompanying Financial Statements (focus report) (Form X-1 7A-5) present fairly the financial position of Kensington Capital Corp. as of December 31, 2015 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.



Neil D. Rischall,
Certified Public Accountant

Brooklyn, New York
February 20, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******1554*********************MIXED AADC 220
028301 FINRA DEC
KENSINGTON CAPITAL CORP
4910 13TH AVE
BROOKLYN NY 11219-3100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Z Fischer 561-483-6335

2. A.	General Assessment (item 2e from page 2)	$ 1,956.79
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/22/15 Date Paid	(743.89)
C.	Less prior overpayment applied	(1,212.89)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,212.89

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,212.89

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kensington Capital Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 10 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____January 1, 2015_____
and ending _____December 31, 2015_____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 818,774

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   43,986

     Total additions   862,760

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   18,512

(2) Revenues from commodity transactions.   21,359

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   95,977

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   8,508

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____   _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____ 0 _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____ 196,008 _____

     Enter the greater of line (i) or (ii)   196,008

     Total deductions   340,364

2d. SIPC Net Operating Revenues $ 522,396

2e. General Assessment @ .0025 $ 1,212.89

(to page 1, line 2.A.)

2

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Ave Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email: CPA@post.com

To the Board of Directors of Kensington Capital
Corp. 4910 13th Avenue
Brooklyn, NY 112109

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Kensington Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Kensington Capital Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kensington Capital Corp.'s management is responsible for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Neil D. Rischall CPA
Brooklyn, NY

February 20, 2016